Exhibit 8.1

1735 Market Street, 51st Floor

Philadelphia, PA 19103-7599

TEL 215.665.8500

FAX 215.864.8999

www.ballardspahr.com

November 23, 2009

Triumph Group, Inc.

1550 Liberty Ridge Drive

Suite 100

Wayne, Pennsylvania 19087

Re:

Offer to Exchange up to $175,000,000 Aggregate Principal Amount of 8% Senior Subordinated Notes Due 2017 for $175,000,000 Aggregate Principal Amount of 8% Senior Subordinated Notes Due 2017 — Registration Statement on Form S-4

Ladies and Gentlemen:

This opinion is given in connection with the proposed offer by Triumph Group, Inc., a Delaware corporation (the “Company”), to exchange up to $175,000,000 aggregate principal amount of the Company’s 8% Senior Subordinated Notes Due 2017 for $175,000,000 aggregate principal amount of the Company’s 8% Senior Subordinated Notes Due 2017 pursuant to the prospectus (the “Prospectus”) included in the Company’s registration statement on Form S-4 (the “Registration Statement”). Capitalized terms used in this letter that are not otherwise defined herein have the same meanings given to them in the Registration Statement.

Our opinion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations (“Regulations”), and public administrative and judicial interpretations of the Code and Regulations, all of which are subject to change, which changes could be applied retroactively. Our opinion also is based on the facts set forth in the Registration Statement and on certain representations from you with respect to factual matters, which representations we have not independently verified.

We have prepared the discussion included in the Prospectus under the caption “Certain Material U.S. Federal Income Tax Considerations.”  It is our opinion that such discussion summarizes the material United States federal income tax consequences expected to result from the exchange offer and the ownership and disposition of the notes issued pursuant to the exchange offer, subject to the conditions, limitations and assumptions described therein.

Our opinion may change if the applicable law changes, if any of the facts with respect to the exchange offer or the notes issued pursuant to the exchange offer (as included in the Registration Statement and the representations made by you) are inaccurate, incomplete, or

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change, or if the conduct of the parties is materially inconsistent with the facts reflected in the Registration Statement or the representations.

Our opinion represents only our legal judgment based on current law and the facts as described above. Our opinion has no binding effect on the Internal Revenue Service or the courts.  The Internal Revenue Service may take a position contrary to our opinion, and if the matter is litigated, a court may reach a decision contrary to our opinion.

We hereby consent to the filing of this opinion letter with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the use of our name therein.

Very truly yours,

/s/ BALLARD SPAHR LLP